UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
     ----------------------------------------------------------------------

                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. __)
                                 (Rule 13d-102)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
           (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

                    Under the Securities Exchange Act of 1934

                                Easy Energy, Inc.
                                (Name of Issuer)
-----------------------------------------------------------------------------
                   Common Stock, par value $0.00001 per share
                         (Title of Class of Securities)
-----------------------------------------------------------------------------
                                 (CUSIP Number)
-----------------------------------------------------------------------------
                                February 28, 2008
             (Date of Event Which Requires Filing of this Statement)
-----------------------------------------------------------------------------

Check the following box to designate the rule pursuant to which the Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.
---------- ---------------------------------------------------------------------
       1.  Name of Reporting Persons

           Meitav Gemel Ltd.
---------- ---------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a) |_|
           (b) |X|
---------- ----- ---------------------------------------------------------------

       3.  SEC Use only ----------
---------- -------------------------------------- ------------------------------
       4. Place of Organization Israel ----------
----------------- ----- -------------------- -----------------------------------
Number of           5.  Sole Voting Power    0

Shares              6. Shared Voting Power 6,865,634*

Beneficially        7. Sole Dispositive Power 0

Owned by Each       8. Shared Dispositive Power 6,865,634*

Reporting

Person With:

-------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting 6,865,634*

      10. Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares [X]

       11. Percent of Class Represented by Amount in Row (9) 7.21%**

       12. Type of Reporting Person : CO



--------------------------------------------------------------------------------
* Includes warrants exercisable into 3,528,567 shares of Common Stock, par value $0.00001 per share (the "Shares"). See Item 4.

**Based on 95,130,803 Shares outstanding (on an as converted basis) as of March
  10, 2008, as advised by the Issuer.

CUSIP NO.
---------- ---------------------------------------------------------------------
       1.  Name of Reporting Persons

           Meitav Mishan Ltd.
---------- ---------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a) |_|
           (b) |X|
---------- ----- ---------------------------------------------------------------

       3.  SEC Use only ----------
---------- -------------------------------------- ------------------------------
       4. Place of Organization Israel ----------
----------------- ----- -------------------- -----------------------------------
Number of           5.  Sole Voting Power    0

Shares              6. Shared Voting Power 572,510*

Beneficially        7. Sole Dispositive Power 0

Owned by Each       8. Shared Dispositive Power 572,510*

Reporting

Person With:

-------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting 572,510*

      10. Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares [X]

       11. Percent of Class Represented by Amount in Row (9) 0.60%**

       12. Type of Reporting Person : CO

--------------------------------------------------------------------------------

*   Includes warrants exercisable into 294,274 Shares. See Item 4.

** Based on 95,130,803 Shares outstanding (on an as converted basis) as of March 10, 2008, as advised by the Issuer.

CUSIP NO.
---------- ---------------------------------------------------------------------
       1.  Name of Reporting Persons

           Meitav Pension Ltd.
---------- ---------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a) |_|
           (b) |X|
---------- ----- ---------------------------------------------------------------

       3.  SEC Use only ----------
---------- -------------------------------------- ------------------------------
       4. Place of Organization Israel ----------
----------------- ----- -------------------- -----------------------------------
Number of           5.  Sole Voting Power    0

Shares              6. Shared Voting Power 125,707*

Beneficially        7. Sole Dispositive Power 0

Owned by Each       8. Shared Dispositive Power 125,707*

Reporting

Person With:

-------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting 125,707*

      10. Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares [X]

       11. Percent of Class Represented by Amount in Row (9) 0.13%**

       12. Type of Reporting Person : CO

--------------------------------------------------------------------------------

*   Includes warrants exercisable into 64,530 Shares. See Item 4.

** Based on 95,130,803 Shares outstanding (on an as converted basis) as of March 10, 2008, as advised by the Issuer.

CUSIP NO.
---------- ---------------------------------------------------------------------
       1.  Name of Reporting Persons

           Meitav Underwriting Ltd.
---------- ---------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a) |_|
           (b) |X|
---------- ----- ---------------------------------------------------------------

       3.  SEC Use only ----------
---------- -------------------------------------- ------------------------------
       4. Place of Organization Israel ----------
----------------- ----- -------------------- -----------------------------------
Number of           5.  Sole Voting Power    0

Shares              6. Shared Voting Power 1,939,715*

Beneficially        7. Sole Dispositive Power 0

Owned by Each       8. Shared Dispositive Power 1,939,715*

Reporting

Person With:

-------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting 1,939,715*

      10. Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares [X]

       11. Percent of Class Represented by Amount in Row (9) 2.03%**

       12. Type of Reporting Person : CO

--------------------------------------------------------------------------------

*   Includes warrants exercisable into 1,057,362 Shares. See Item 4.

** Based on 95,130,803 Shares outstanding (on an as converted basis) as of March 10, 2008, as advised by the Issuer.

CUSIP NO.
---------- ---------------------------------------------------------------------
       1.  Name of Reporting Persons

           Meitav Investment House Ltd.
---------- ---------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a) |_|
           (b) |X|
---------- ----- ---------------------------------------------------------------

       3.  SEC Use only ----------
---------- -------------------------------------- ------------------------------
       4. Place of Organization Israel ----------
----------------- ----- -------------------- -----------------------------------
Number of           5.  Sole Voting Power    0

Shares              6. Shared Voting Power 9,503,566*

Beneficially        7. Sole Dispositive Power 0

Owned by Each       8. Shared Dispositive Power 9,503,566*

Reporting

Person With:

-------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting 9,503,566*

      10. Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares [X]

       11. Percent of Class Represented by Amount in Row (9) 9.99%**

       12. Type of Reporting Person : CO

--------------------------------------------------------------------------------

*   Includes warrants exercisable into 4,944,733 Shares. See Item 4.

** Based on 95,130,803 Shares outstanding (on an as converted basis) as of March 10, 2008, as advised by the Issuer.

CUSIP NO.
---------- ---------------------------------------------------------------------
       1.  Name of Reporting Persons

           Zvi Stepak
---------- ---------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a) |_|
           (b) |X|
---------- ----- ---------------------------------------------------------------

       3.  SEC Use only ----------
---------- -------------------------------------- ------------------------------
       4. Place of Organization Israel ----------
----------------- ----- -------------------- -----------------------------------
Number of           5.  Sole Voting Power    0

Shares              6. Shared Voting Power 9,503,566*

Beneficially        7. Sole Dispositive Power 0

Owned by Each       8. Shared Dispositive Power 9,503,566*

Reporting

Person With:

-------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting 9,503,566*

      10. Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares [X]

       11. Percent of Class Represented by Amount in Row (9) 9.99%**

       12. Type of Reporting Person : IN

--------------------------------------------------------------------------------

*   Includes warrants exercisable into 4,944 Shares. See Item 4.

** Based on 95,130,803 Shares outstanding (on an as converted basis) as of March 10, 2008, as advised by the Issuer.

CUSIP NO.
---------- ---------------------------------------------------------------------
       1.  Name of Reporting Persons

           Shlomo Simanovsky
---------- ---------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a) |_|
           (b) |X|
---------- ----- ---------------------------------------------------------------

       3.  SEC Use only ----------
---------- -------------------------------------- ------------------------------
       4. Place of Organization Israel ----------
----------------- ----- -------------------- -----------------------------------
Number of           5.  Sole Voting Power    0

Shares              6. Shared Voting Power 9,503,566*

Beneficially        7. Sole Dispositive Power 0

Owned by Each       8. Shared Dispositive Power 9,503,566*

Reporting

Person With:

-------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting 9,503,566*

      10. Check if the Aggregate Amount in Row (9) Excludes Certain
          Shares [X]

       11. Percent of Class Represented by Amount in Row (9) 9.99%**

       12. Type of Reporting Person : IN

--------------------------------------------------------------------------------

*   Includes warrants exercisable into 4,944,733 Shares. See Item 4.

** Based on 95,130,803 Shares outstanding (on an as converted basis) as of March 10, 2008, as advised by the Issuer.

Item 1.
     (a) Name of Issuer:
                 EASY ENERGY, INC. (the "Issuer").

     (b) Address of Issuer's Principal Executive Offices: 49 HA'AROSHET ST, P.O. BOX 6409
                 KARMIEL 20100, ISRAEL

 Item 2.
(a) Name of Person Filing:

         This Statement is filed by the following persons and entities (the "Reporting Persons"):

(1) Meitav Gemel Ltd., an Israeli private company ("Meitav
    Gemel").

(2) Meitav Underwriting Ltd., an Israeli private company ("Meitav
    Underwriting").

(3) Meitav Mishan Ltd., an Israeli private company ("Meitav Mishan").

(4) Meitav Pension Ltd., an Israeli private company ("Meitav Pension").

(5) Meitav Investment House Ltd., an Israeli private company ("Meitav Investment House").

(6) Zvi Stepak.

(7) Shlomo Simanovsky.

    Meitav Mishan is a majority owned subsidiary of Meitav Gemel.
Meitav Gemel and Meitav Pension are wholly owned subsidiaries of Meitav Investment House. Meitav Underwriting is a majority owned subsidiary of Meitav Investment House. By reason of Meitav Investment House's control of Meitav Gemel, Meitav Pension and Meitav Underwriting, it may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by these entities. See Item 4.

    Messrs. Zvi Stepak and Shlomo Simanovsky are the sole shareholders, through intermediary entities, of Meitav Investment House. Messrs. Stepak and Simanovsky, by reason of their interests in Meitav Investment House, may each be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by Meitav Investment House. See
Item 4.

(b) Address of Principal Business Offices or, if none, Residence:

    c/o Meitav Investment House Ltd.
    4 Berkowitz Street, Museum Tower
    Tel Aviv 61180
    Israel

(c) Citizenship:

    Citizenship or place of organization of all Reporting Persons, as the case may be, is Israel.

(d) Title of Class of Securities:
    Common Stock, par value $0.00001 per share.

(e) CUSIP Number:


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.  Ownership

Percentages are based on 95,130,803 Shares outstanding (on an as converted basis) as of March 10, 2008, as the Issuer advised the Reporting Persons:

         The 6,865,634 Shares reported in this Statement as beneficially owned by Meitav Gemel (which include warrants exercisable into 3,528,567 Shares) are held by Meitav Gemel (or its wholly owned subsidiaries) for members of the public through, among others, provident, retirement and pension funds.

         The 1,939,715 Shares reported in this Statement as beneficially owned by Meitav Underwriting (which include warrants exercisable into 1,057,362 Shares) are held (through a wholly owned subsidiary) for members of the public through, among others, provident, retirement and pension funds.

         The 572,510 Shares reported in this Statement as beneficially owned by Meitav Mishan (which include warrants exercisable into 294,274 Shares) are held by Meitav Mishan (or its wholly owned subsidiaries) for members of the public through, among others, provident, retirement and pension funds.

         The 125,707 Shares reported in this Statement as beneficially owned by Meitav Pension (which include warrants exercisable into 64,530 Shares) are held by Meitav Pension (or its wholly owned subsidiary) for members of the public through, among others, provident, retirement and pension funds.

         The 9,503,566 Shares reported in this Statement as beneficially owned by Meitav Investment House (which include warrants exercisable into 4,944,733 Shares) consist of the Shares beneficially owned (directly and/or indirectly) by each of Meitav Gemel, Meitav Underwriting and Meitav Mishan, each of which subsidiaries' operates under independent management and makes independent voting and investment decisions. Consequently, Meitav Investment House disclaims that it is the beneficial owner of 9,503,566 Shares covered by this Statement.

         In addition, each of Messrs. Stepak and Simanovsky disclaims that he is the beneficial owner of the 9,503,566 Shares covered by this Statement.

         Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.

Item 8.  Identification and Classification of Members of the Group
         Not applicable.

Item 9.  Notice of Dissolution of Group
         Not applicable.

Item 10.  Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                           [SIGNATURE PAGES TO FOLLOW]

                                   SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                              March 19, 2008

 /s/Meitav Mishan Ltd.
 --------------------------
 Meitav Mishan Ltd.


 /s/ Meitav Underwriting Ltd.
 -----------------------------
 Meitav Underwriting Ltd.


 /s/ Meitav Pension Ltd.
 ---------------------------
 Meitav Pension Ltd.


 /s/Meitav Investment House Ltd.
 -----------------------------------
 Meitav Investment House Ltd.


 /s/Meitav Gemel Ltd.
 ---------------------------
 Meitav Gemel Ltd.


 /s/ Shlomo Simanovsky
 ----------------------------
 Shlomo Simanovsky


 /s/ Zvi Stepak
 ----------------------------
 Zvi Stepak

    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree as follows:

     1. Each of them is individually eligible to file with respect to its investment in Easy Energy Inc. (the "Issuer") on Schedule 13G pursuant to Rule 13d-1 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act");

     2. Pursuant to Rule 13d-1(k)(1) under the Exchange Act, each of them hereby agrees to file a joint Schedule 13G and any amendments thereto with respect to the information required to be reported by them with respect to their investment in the Issuer under Section 13 of the Exchange Act and the rules and regulations thereunder; and

     3. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


                                                              March 19, 2008

    /s/Meitav Mishan Ltd.
    --------------------------
    Meitav Mishan Ltd.


    /s/ Meitav Underwriting Ltd.
    ---------------------------------
    Meitav Underwriting Ltd.


    /s/ Meitav Pension Ltd.
    --------------------------------
    Meitav Pension Ltd.


    /s/Meitav Investment House Ltd.
    -----------------------------------
    Meitav Investment House Ltd.


    /s/Meitav Gemel Ltd.
    ---------------------------
    Meitav Gemel Ltd.


   /s/ Shlomo Simanovsky
   ---------------------------
   Shlomo Simanovsky


   /s/ Zvi Stepak
   --------------------
   Zvi Stepak